

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2014

<u>Via E-mail</u>
Igor Weselovsky
Chief Executive Officer
Neuromama, Ltd.
Blvd. Benito Juarez Km 25.500
Quinta Del Mar, Int. Suite 28
Playas de Rosarito B.C., Mexico c.p. 22710

> **Re: Neuromama, Ltd.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 10, 2013**
> **Form 10-Q for the Quarterly Period Ended October 31, 2013**
> **Filed January 17, 2014**
> **Form 12b-25**
> **Filed May 2, 2014**
> **Response dated May 21, 2014**
> **File No. 333-180750**

Dear Mr. Weselovsky:

We have reviewed your response dated May 21, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 12b-25</u>

1. Please tell us when you expect to file your Form 10-K for the fiscal year ended January 31, 2014.

Form 10-K for the Fiscal Year Ended January 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

Plan of Operation and Funding, page 7

2. We reviewed your response to comment 3 in our letter dated April 22, 2014 addressing the terms for repayment of financing provided by Global Media. Please respond to that portion of our comment requesting you to tell us how you intend to account for the financing and issuance of the warrants and the basis in GAAP for your accounting treatment.

3. We note your proposed disclosure of the amendment to the financing and services agreement canceling the loan payable in exchange for additional warrants. Please tell us what your accounting entries will be to record the loan cancellation and issuance of warrants.

Form 10-Q for the Quarterly Period Ended October 31, 2013

Item 2. Management's Discussion and Analysis of Financial Condition, page 4

4. We note your response to comment 4 in our letter dated April 22, 2014 and we re-issue this comment in part. Please further clarify how you expect to reach $3.5 million in ad sales in 2014, given your response that "it will take an additional 3 to 4 months to re-edit, convert and close caption The Jazz Network Shows" and "[you] hope that in 6 months [you] will research, design, develop and implement [y]our business model." Alternatively, if you no longer expect to reach $3.5 million in ad sales in 2014, confirm that you will revise your disclosure in your next annual report on Form 10-K.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Staff Attorney, at (202) 551-3792 or Mara Ransom, Assistant Director, at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Faiyaz Dean, Esq.